Scrap China Corporation	February 23, 2011
4804 Skycrest Park Cove
Salt Lake City, Utah 84108

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Att:	Jennifer Thompson
Re:	Scrap China Corporation
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed on September 3, 2010
File No. 0-51503

The following are responses to comments received from the SEC in a letter dated February 22, 2011:

Items 1 and 2
Item 9A(T). Controls and Procedures:

The disclosure controls and procedures in Item 9A(T) on Form 10-K for the Fiscal Year Ended June 30, 2010 have been amended to state that they are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including the principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

The phrasing of the conclusion of the principal executive and principal financial officer has been revised to clearly indicate that the disclosure controls and procedures were effective.

Item 3
Exhibits 31.1 and 31.2

The Principal Executive Officer and Principal Financial Officer certifications for the Form 10-K for the Fiscal Year Ended June 30, 2010 have been revised to read exactly as set forth in Item 601(b)(31) of Regulation S-K, to remove the titles of the executives from the introduction, to include the internal control over financial reporting introductory language of Paragraph 4, to include Paragraph 4(b) regarding the internal control over financial reporting and to remove any references to “small business issuer”.

In connection with responding to the comments received on February 22, 2011 the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Sincerely,

    /s/     Paul Roszel
Paul Roszel, President and CEO
February 23, 2011